Exhibit 99.136

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cannex Capital Holdings Inc.

We consent to the use in this Registration Statement on Form 40-F of our report, dated March 19, 2019, on the financial statements of 4Front Holdings LLC, which comprise the consolidated statements of financial position at December 31, 2017 and 2016, and the consolidated statements of operations, changes in members’ equity (deficit) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information which is included in the Management Information Circular dated March 19, 2019 for the Special Meeting of Shareholders which is incorporated by reference into this Registration Statement on Form 40-F being filed by Cannex Capital Holdings Inc. with the United States Securities and Exchange Commission.

San Francisco, California

July 9, 2019

Macias Gini & O’Connell LLP
101 California Street, Suite 1225
San Francisco, CA 94111	www.mgocpa.com